UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TITAN TRADING ANALYTICS INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

887902104
(CUSIP Number)

Kenneth Powell
Suite 751, 815 – 8th Avenue SW
Calgary, Alberta
Canada  T2P 3P2
(403) 543-2187
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2008 through to August 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Kenneth Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10, 935,242

	8.	Shared Voting Power 3,071,397

	9.	Sole Dispositive Power 10, 935,242

	10.	Shared Dispositive Power 3,071,397

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,006,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

Page 2 of 12 Pages

13D
13.	Percent of Class Represented by Amount in Row (11) 26%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. Karen Powell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,071,397

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,071,397

	10.	Shared Dispositive Power 0

Page 3 of 12 Pages

13D

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,071,397

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada.

Item 2. Identity and Background.

(a)	(i) Kenneth Powell

(ii) Karen Powell

(b)	(i) 128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

(ii) 128 Riverview Way, Edmonton, Alberta, T6M 2N8, Canada

(c)	(i) Chief Executive Officer and President; Titan Trading Analytics Inc.; software company; Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada

(ii) Self-employed physician and spouse of Dr. Kenneth Powell

(d)	(i) Dr. Kenneth Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(ii) Dr. Karen Powell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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13D

(e)
(i) Dr. Kenneth Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(ii) Karen Powell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(i) Canadian

(ii) Canadian

Item 3. Source and Amount of Funds or Other Consideration.

On February 1, 2008, Dr. Powell acquired 80,000 warrants through a private transaction and exercised 230,000 warrants at an exercise price of Cdn.$0.40 per share and acquired 230,000 common shares. The aggregate amount paid by Dr. Powell from his personal funds was Cdn.$92,000.

On February 5, 2008, Dr. Powell disposed in the public market of 10,000 common shares at a price of Cdn.$0.70 per share.

On February 6, 2008, Dr. Powell acquired in the public market 15,500 common shares at a price of Cdn.$0.62 per share. The aggregate amount paid by Dr. Powell from his personal funds was Cdn.$9,610.

In a private placement of units (“Units”) of the Issuer that closed on March 6, 2008, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Dr. Powell acquired and registered in the name Kenneth Powell, 241,161 Common Shares and 120,580 Warrants.  The aggregate amount paid by Dr. Powell from his personal funds for the Units was Cdn.$61,496.06.  In order to purchase the Common shares underlying the Warrants, Dr. Powell must pay the exercise price for such securities.

In a private placement of units (“Units”) of the Issuer that closed on March 6, 2008, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Carson Powell, the son of Dr. Powell, acquired and registered in the name Carson Powell, 30,000 Common Shares and 15,000 Warrants.  The aggregate amount paid by Carson Powell from his personal funds for the Units was Cdn.$7,650.  In order to purchase the Common shares underlying the Warrants, Carson Powell must pay the exercise price for such securities.

In a private placement of units (“Units”) of the Issuer that closed on March 6, 2008, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Cameron Powell, the son of Dr. Powell, acquired and registered in the name Cameron Powell, 30,000 Common Shares and 15,000 Warrants.  The aggregate amount paid by Cameron Powell from his personal funds for the Units was Cdn.$7,650.  In order to purchase the Common shares underlying the Warrants, Cameron Powell must pay the exercise price for such securities.

On June 18, 2008, Dr. Powell re-registered 600,000 common shares from TTN Escrow to his personal name following the release of the shares from escrow.

Page 5 of 12 Pages

13D

On June 18, 2008, Dr. Powell disposed of 59,756 common shares through a private transaction for no consideration.

On July 7, 2008, Dr. Powell acquired in the public market 2,000 common shares at a price of Cdn.$0.33 per share. The aggregate amount paid by Dr. Powell from his personal funds was Cdn.$660.

On July 14, 2008, Dr. Powell acquired in the public market 3,500 common shares at a price of Cdn.$0.33 per share. The aggregate amount paid by Dr. Powell from his personal funds was Cdn.$1,155.

In a private placement of units (“Units”) of the Issuer that closed on July 29, 2008, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Dr. Powell acquired and registered in the name Kenneth Powell, 300,000 Common Shares and 150,000 Warrants.  The aggregate amount paid by Dr. Powell from his personal funds for the Units was Cdn.$90,000.  In order to purchase the Common shares underlying the Warrants, Dr. Powell must pay the exercise price for such securities.

In a private placement of units (“Units”) of the Issuer that closed on July 29, 2008, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Carson Powell, the son of Dr. Powell, acquired and registered in the name Carson Powell, 10,000 Common Shares and 5,000 Warrants.  The aggregate amount paid by Carson Powell from his personal funds for the Units was Cdn.$3,000.  In order to purchase the Common shares underlying the Warrants, Carson Powell must pay the exercise price for such securities.

In a private placement of units (“Units”) of the Issuer that closed on July 29, 2008, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Cameron Powell, the son of Dr. Powell, acquired and registered in the name Cameron Powell, 10,000 Common Shares and 5,000 Warrants.  The aggregate amount paid by Cameron Powell from his personal funds for the Units was Cdn.$3,000.  In order to purchase the Common shares underlying the Warrants, Cameron Powell must pay the exercise price for such securities.

In connection with a private placement of units (“Units”) of the Issuer that closed on August 19, 2008, with each Unit consisting of one common share and one common share purchase warrant (“Warrants”), Dr. Powell acquired and registered in the name Kenneth Powell, 2,000,000 Common Shares and 2,000,000 Warrants.  The aggregate amount paid by Dr. Powell from his personal funds for the Units was Cdn.$600,000.  Dr. Powell concurrently disposed in the public market of 2,000,000 common shares at a price of Cdn.$0.30 per share.

On August 29, 2008, Dr. Powell exercised 200,000 options at an exercise price of Cdn.$0.10 per share and acquired 200,000 common shares. The aggregate amount paid by Dr. Powell from his personal funds was Cdn.$20,000.

On August 29, 2008, Dr. Powell disposed of 200,000 common shares through a private transaction at a price of Cdn.$0.25 per share.

(i)	On February 7, 2008, Mrs. Karen Powell, the wife of Dr. Powell, disposed in the public market of 1,350 common shares at a price of Cdn.$0.66 per share.

In a private placement of units (“Units”) of the Issuer that closed on March 6, 2008, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Mrs. Karen Powell, the wife of Dr. Powell, acquired and registered in the name Karen Powell, 300,000 Common Shares and 150,000 Warrants.  The aggregate amount paid by Mrs. Powell from her personal funds for the Units was Cdn.$76,500.  In order to purchase the

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13D

Common shares underlying the Warrants, Mrs. Powell must pay the exercise price for such securities.

On April 2, 2008, Mrs. Karen Powell, the wife of Dr. Powell, disposed in the public market of 29,500 common shares at a price of Cdn.$0.40 per share.

On April 2, 2008, Mrs. Karen Powell, the wife of Dr. Powell, acquired in the public market 1,000 common shares at a price of Cdn.$0.395 per share.  The aggregate amount paid by Mrs. Karen. Powell from her personal funds was Cdn.$395.

On April 3, 2008, Mrs. Karen Powell, the wife of Dr. Powell, acquired in the public market 500 common shares at a price of Cdn.$0.37 per share.  The aggregate amount paid by Mrs. Karen. Powell from her personal funds was Cdn.$185.

On August 12, 2008, Mrs. Karen Powell, the wife of Dr. Powell, disposed in the public market of 32,500 common shares at a price of Cdn.$0.365 per share and 4,000 common shares at a price of Cdn.$0.35 per share.

On August 14, 2008, Mrs. Karen Powell, the wife of Dr. Powell, disposed in the public market of 5,000 common shares at a price of Cdn.$0.37 per share, 5,000 common shares at a price of Cdn.$0.36 per share and 25,000 common shares at a price of Cdn.$0.355 per share.

On August 19, 2008, Mrs. Karen Powell, the wife of Dr. Powell, acquired in the public market 5,000 common shares at a price of Cdn.$0.32 per share, 5,000 common shares at a price of Cdn.$0.33 per share, 15,000 common shares at a price of Cdn.$0.34 per share and 50,000 common shares at a price of Cdn.$0.35 per share.  The aggregate amount paid by Mrs. Karen. Powell from her personal funds was Cdn.$25,850.

On August 19, 2008, Mrs. Karen Powell, the wife of Dr. Powell, disposed in the public market of 20,000 common shares at a price of Cdn.$0.37 per share, 2,000 common shares at a price of Cdn.$0.36 per share, 5,000 common shares at a price of Cdn.$0.355 per share, 10,000 common shares at a price of Cdn.$0.35 per share, 58,500 common shares at a price of Cdn.$0.32 per share, 44,000 common shares at a price of Cdn.$0.31 per share, 5,000 common shares at a price of Cdn.$0.305 per share, 36,500 common shares at a price of Cdn.$0.30 per share and 320,000 common shares at a price of Cdn.$0.30 per share.

On August 20, 2008, Mrs. Karen Powell, the wife of Dr. Powell, disposed in the public market of 3,500 common shares at a price of Cdn.$0.40 per share.

  Item 4. Purpose of Transaction.

(i)	On February 1, 2008, Dr. Powell acquired 80,000 warrants through a private transaction. Dr. Powell purchased these securities for investment purposes.

On February 1, 2008, Dr. Powell exercised 230,000 warrants to acquire 230,000 common shares.  Dr. Powell exercised these securities for investment purposes.

On February 6, 2008, Dr. Powell acquired in the public market 15,500 common shares. Dr. Powell purchased these securities for investment purposes.

In a private placement of units (“Units”) of the Issuer that closed on March 6, 2008, Dr. Powell acquired 241,161 Common Shares and 120,580 Warrants.  Dr. Powell purchased these securities for investment purposes.

In a private placement of units (“Units”) of the Issuer that closed on March 6, 2008, Carson Powell, the son of Dr. Powell, acquired 30,000 Common Shares and 15,000 Warrants.  Carson Powell purchased these securities for investment purposes.

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13D

In a private placement of units (“Units”) of the Issuer that closed on March 6, 2008, Cameron Powell, the son of Dr. Powell, acquired 30,000 Common Shares and 15,000 Warrants.  Cameron Powell purchased these securities for investment purposes.

On June 18, 2008, Dr. Powell re-registered 600,000 common shares from TTN Escrow to his personal name following the release of shares from escrow.  Dr. Powell re-registered these securities for investment purposes.

On July 7, 2008, Dr. Powell acquired in the public market 2,000 common shares. Dr. Powell purchased these securities for investment purposes.

On July 14, 2008, Dr. Powell acquired in the public market 3,500 common shares. Dr. Powell purchased these securities for investment purposes.

In a private placement of units (“Units”) of the Issuer that closed on July 29, 2008, Dr. Powell acquired 300,000 Common Shares and 150,000 Warrants.  Dr. Powell purchased these securities for investment purposes.

In a private placement of units (“Units”) of the Issuer that closed on July 29, 2008, Carson Powell, the son of Dr. Powell, acquired 10,000 Common Shares and 5,000 Warrants.  Carson Powell purchased these securities for investment purposes.

In a private placement of units (“Units”) of the Issuer that closed on July 29, 2008, Cameron Powell, the son of Dr. Powell, acquired 10,000 Common Shares and 5,000 Warrants.  Cameron Powell purchased these securities for investment purposes.

In connection with a private placement of units (“Units”) of the Issuer that closed on August 19, 2008, Dr. Powell acquired 2,000,000 Common Shares and 2,000,000 Warrants.  Dr. Powell purchased these securities for investment purposes.

On August 29, 2008, Dr. Powell exercised 200,000 options to purchase 200,000 common shares.  Dr. Powell exercised these securities for investment purposes.

In a private placement of units (“Units”) of the Issuer that closed on December 7, 2007, Dr. Powell acquired 850,000 Common Shares and 425,000 Warrants.  Dr. Powell purchased these securities for investment purposes.

In public transactions, Dr. Powell disposed a total of 2,010,000 common shares and in private transactions Dr. Powell disposed a total of 259,756 common shares.

(ii)
In a private placement of units (“Units”) of the Issuer that closed on March 6, 2008, Mrs. Karen Powell, the wife of Dr. Powell, acquired 300,000 Common Shares and 150,000 Warrants.  Mrs. Karen Powell purchased these securities for investment purposes.

On April 2, 2008, Mrs. Karen Powell, the wife of Dr. Powell, acquired in the public market 1,000 common shares. Mrs. Karen Powell purchased these securities for investment purposes.

On April 3, 2008, Mrs. Karen Powell, the wife of Dr. Powell, acquired in the public market 500 common shares.  Mrs. Karen Powell purchased these securities for investment purposes.

On August 19, 2008, Mrs. Karen Powell, the wife of Dr. Powell, acquired in the public market 75,000 common shares.  Mrs. Karen Powell purchased these securities for investment purposes.

In public transactions, Mrs. Karen Powell, the wife of Dr. Powell, disposed a total of 606,850 common shares.

Page 8 of 12 Pages

13D

Item 5. Interest in Securities of the Issuer.

(a) (i)
Dr. Powell is the beneficial owner of 14,006,639 common shares, or 25.97% of the Issuer's outstanding common shares as of August 29, 2008, which includes (A) 200,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.10 per share until December 22, 2008; (B) 120,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.25 per share until March 1, 2010; (C) 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.30 per share until January 8, 2012; (D) 100,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which, 25% vested immediately, 25% vest on July 28, 2008, 25% vest on January 28, 2009 and 25% vest on July 28, 2009, all are exercisable at an exercise price of Cdn.$0.37 per share until January 28, 2013; (E) 425,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.60 per share until December 7, 2009; (F) 120,580 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.35 per share until March 6, 2010; (G) 150,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 29, 2010; (H) 2,000,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until August 14, 2010; (I) 2,308,897 common shares held by Karen Powell, the wife of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (J) 300,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan to Karen Powell, the wife of Dr. Powell, of which, 25% vested immediately, 25% vest on July 28, 2008, 25% vest on January 28, 2009 and 25% vest on July 28, 2009, all are exercisable at an exercise price of Cdn.$0.37 per share until January 28, 2013; (K) 312,500 common shares underlying  warrants held by Karen Powell, the wife of Dr. Powell, that are exercisable any time at an exercise price of Cdn.$0.60 per share until December 7, 2009; (L) 150,000 common shares underlying  warrants held by Karen Powell, the wife of Dr. Powell, that are exercisable any time at an exercise price of Cdn.$0.35 per share until March 6, 2010; (M) 167,000 common shares that are held by Cameron Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (N) 15,000 common shares underlying  warrants held by Cameron Powell, the son of Dr. Powell, that are exercisable any time at an exercise price of Cdn.$0.35 per share until March 6, 2010; (O) 5,000 common shares underlying  warrants held by Cameron Powell, the son of Dr. Powell, that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 29, 2010; (P) 167,000 common shares that are held by Carson Powell, the son of Dr. Powell, that are deemed to be beneficially owned by Dr. Powell; (Q) 15,000 common shares underlying  warrants held by Carson Powell, the son of Dr. Powell, that are exercisable any time at an exercise price of Cdn.$0.35 per share until March 6, 2010; (R) 5,000 common shares underlying  warrants held by Carson Powell, the son of Dr. Powell, that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 29, 2010;

(ii)
Karen Powell is the beneficial owner of 2,308,897 common shares, 300,000 options to purchase common shares and 462,500 common share purchase warrants or 6.1% of the Issuer’s outstanding common shares as of August 29, 2008.

(b)	Number of shares as to which such person has:

(i) (A)
Sole power to vote or to direct the vote of 10,935,242 common shares, which includes (1) 920,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 2,695,580 common shares issuable upon the exercise of warrants; (3) 167,000 common shares held by Cameron Powell; (4) 20,000 common shares issuable upon the exercise of warrants held by Cameron Powell; (5) 167,000 common shares held by Carson Powell; and (6) 20,000 common shares issuable upon the exercise of warrants held by Carson Powell.

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13D

(B)	Sole power to vote or to direct the vote of 2,308,897 common shares, 300,000 options to purchase common shares, and 462,500 common share purchase warrants.

(ii) (A)
Shared power to vote or to direct the vote of 2,308,897 common shares, 300,000 options to purchase common shares and 462,500 common share purchase warrants, which represents the common shares, options and warrants held by Mrs. Powell.

(B)	Shared power to vote or to direct the vote of 0 common shares.

(iii) (A)
Sole power to dispose or to direct the disposition of 10,935,242 common shares, which includes (1) 920,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 2,695,580 common shares issuable upon the exercise of warrants; (3) 167,000 common shares held by Cameron Powell; (4) 20,000 common shares issuable upon the exercise of warrants held by Cameron Powell; (5) 167,000 common shares held by Carson Powell; and (6) 20,000 common shares issuable upon the exercise of warrants held by Carson Powell.

(B)	Sole power to dispose or direct the disposition of 2,308,897 common shares, 300,000 options to purchase common shares and 462,500 common share purchase warrants.

(iv) (A)
Shared power to dispose or to direct the disposition of 2,308,897 common shares, 300,000 options to purchase common shares and 462,500 common share purchase warrants, which represents the common shares, options and warrants held by Mrs. Powell.

(B)	Shared power to dispose or direct the disposition of 0 common shares.

(c)	(i)	Except as described in Item 3 above, Dr. Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

	(ii)	Except as described in Item 3 above, Mrs. Karen Powell did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Dr. Powell may acquire 200,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.10 per share until December 22, 2008. Dr. Powell may acquire 120,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.25 per share until March 1, 2010.  Dr. Powell may acquire 500,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan that are vested and fully exercisable at an exercise price of Cdn.$0.30 per share until January 8, 2012.  Dr. Powell may acquire 100,000 common shares issuable pursuant to stock options granted under the Issuer’s stock option plan of which, 25% vested immediately, 25% vest on July 28, 2008, 25% vest on January 28, 2009 and 25% vest on July 28, 2009, all are exercisable at an exercise price of Cdn.$0.37 per share until January 28, 2013.

Dr. Powell may acquire 425,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.60 per share until December 7, 2009.  Dr. Powell may acquire 120,580 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.35 per share until March 6, 2010.  Dr. Powell may acquire 150,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 29, 2010.  Dr. Powell may acquire 2,000,000

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13D

common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until August 14, 2010.

Cameron Powell, the son of Dr. Powell, may acquire 15,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.35 per share until March 6, 2010.  Cameron Powell, the son of Dr. Powell, may acquire 5,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 29, 2010.

Carson Powell, the son of Dr. Powell, may acquire 15,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.35 per share until March 6, 2010.  Carson Powell, the son of Dr. Powell, may acquire 5,000 common shares of the Issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.40 per share until July 29, 2010.

Mrs. Karen Powell, the wife of Dr. Powell, may acquire 300,000 common shares of the Issuer underlying options of which, 25% vested immediately, 25% vest on July 28, 2008, 25% vest on January 28, 2009 and 25% vest on July 28, 2009, all are exercisable at an exercise price of Cdn.$0.37 per share until January 28, 2013.  Mrs. Karen Powell, the wife of Dr. Powell, may acquire 312,500 common shares of the issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.60 per share until December 7, 2009.  Mrs. Karen Powell, the wife of Dr. Powell, may acquire 150,000 common shares of the issuer underlying warrants that are exercisable any time at an exercise price of Cdn.$0.35 per share until March 6, 2010.

Item 7. Material to be Filed as Exhibits.

Not Applicable

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13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 10, 2008

/s/ Kenneth Powell
Kenneth Powell

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 10, 2008

/s/ Karen Powell
Karen Powell

Page 12 of 12 Pages